UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No.1 )*


                         Allin Communications Corporation

                                (Name of Issuer)


                                  Common Stock

                         (Title of Class of Securities)



                                   292829108
                                 (CUSIP Number)


       Lisa Merchant, Esq.,1001 19th Street North, Arlington, VA  22209
                               (703) 469-1188

     (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                January 7, 2000
                  (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 6 Pages

--------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON: Emanuel J. Friedman
       SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

--------------------------------------------------------------------------------
  2
       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) / /
                                                                         (b) / /

--------------------------------------------------------------------------------
  3
       SEC USE ONLY



--------------------------------------------------------------------------------
  4
       SOURCE OF FUNDS
       PF
--------------------------------------------------------------------------------
  5
       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS
       2(d) or 2(e)                                                      / /


--------------------------------------------------------------------------------
  6
       CITIZENSHIP OR PLACE OF ORGANIZATION
       U.S.A.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
   NUMBER OF
    SHARES        7    SOLE VOTING POWER
 BENEFICIALLY
   OWNED BY            172,000(1)
     EACH
   REPORTING
    PERSON
     WITH
             -------------------------------------------------------------------

                  8    SHARED VOTING POWER

                       535,819
               -----------------------------------------------------------------

                  9    SOLE DISPOSITIVE POWER

                       172,000(1)
               -----------------------------------------------------------------

                  10   SHARED DISPOSITIVE POWER

                       535,819
--------------------------------------------------------------------------------

                                Page 2 of 6 Pages

--------------------------------------------------------------------------------
   11
         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         707,819(1)
--------------------------------------------------------------------------------
   12
         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                           / /

-------------------------------------------------------------------------------
   13
         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         11.82%(1)
--------------------------------------------------------------------------------
   14
         TYPE OF REPORTING PERSON
         IN
--------------------------------------------------------------------------------
 (1) Pursuant to Rule 13d-3(d), this filing reflects a decrease in the number of shares of common stock deemed to be directly beneficially owned by Emanuel J. Friedman from 601,000 to 172,000 shares since Mr. Friedman's last Schedule 13D filing. Mr. Friedman may be deemed to indirectly beneficially own
535,819 shares of common stock beneficially owned by Friedman Billings, Ramsey Group, Inc. by virtue of his "control" position as Chairman and Co-
Chief Executive Officer. Mr. Friedman disclaims beneficial ownership of such shares.



                                Page 3 of 6 Pages

ITEM 1.     Security and Issuer.

       This Statement relates to the common stock of Allin Communications Corporation, having its principal executive office at 300 Greentree Commons, 381 Mansfield Avenue, Pittsburgh, PA 15220.

ITEM 2.     Identity and Background.

       This statement is being filed by Emanuel J. Friedman:

      (a)  Emanuel J. Friedman;

      (b)   1001 19th Street North, Arlington, VA 22209-1710;

      (c) Present principal occupation: Chairman and Co-Chief Executive Officer, Friedman, Billings, Ramsey Group, Inc.

      (d)-(e) During the last five years, Mr. Friedman has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) Emanuel J. Friedman is a United States citizen.


                                Page 4 of 6 Pages

ITEM 5.     Interest in Securities of the Issuer.

            (a)-(b) As of January 7, 2000:

            (i)Mr. Friedman may be deemed to directly beneficially own 172,000 shares of common stock (.03%). Mr. Friedman and his spouse, Kindy French sold an aggregate of 429,000 shares of common stock on January 6th and 7th, 2000.

            (ii) Mr. Friedman may be deemed to indirectly beneficially own 535,819 shares of common stock (9%) by virtue of his "control" position as Chairman and Co-Chief Executive Officer of Friedman, Billings, Ramsey Group, Inc.

      (c) (i) Mr. Friedman sold the shares referenced above in the following transactions:

             1.  54,000 shares sold on January 6 at $7.375
             2.  50,000 shares sold on January 7 at $5.375

             (ii) Kindy French sold the shares referenced above in the following transactions:

             1.  122,000 shares sold on January 7 at $7.375.
             2.  203,000 shares sold on January 7 at $5.9375.

            The date of Mr. Friedman's last purchase was on January 5, 1998.

            Since Mr. Friedman's last Schedule 13D filing, Friedman, Billings, Ramsey Group, Inc. has decreased the number of shares of common stock it beneficially owns from from 629,479 to 535,819.

      (d)   None.

      (e) Mr. Friedman ceased to be the beneficial owner of more than 5 percent of the common stock being reported on January 7, 2000.

                                Page 5 of 6 Pages

Signature

      After reasonable inquiry and to the best knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Date:  January 20, 2000

                                    /s/ Emanuel J. Friedman
                                    ---------------------------------
                                    Emanuel J. Friedman




                          Page 6 of 6 Pages

Original Signature Page

      After reasonable inquiry and to the best knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Date:  January 20, 2000


                                    -----------------------------------------
                                    Emanuel J. Friedman